

Mail Stop 3561

December 9, 2015

Via E-mail
Edward Aruda
President and Chief Executive Officer
Vet Online Supply, Inc.
9612 West Hawthorne
Crystal River, Florida 34428

**Re: Vet Online Supply, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 1, 2015
File No. 333-207001**

Dear Mr. Aruda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2015 letter.

Certain Relationships and Related Transactions, page 38

1.   We reissue prior comment 6 in part. Please revise to indicate the amounts paid to Kensington Marketing for its consulting services to the company.

Exhibits

2.   Please file the convertible promissory note with Concord Veterinary Supply, Inc. as an exhibit, or tell us why you believe it is not required to be filed.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

3.   Please revise to obtain a consent of the independent registered public accountant which consents to the inclusion of their audit report dated September 17, 2015 (except for the

effects on the financial statements of the restatement for the reseller agreement and promissory note described in Note 7, as to which the date is December 1, 2015) in the registration statement on Form S-1, as amended.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Linda Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Sharon D. Mitchell, Esq.